Exhibit 99.1

FOR IMMEDIATE RELEASE

G. WILLI-FOOD INTERNATIONAL REPORTS THE RESULTS OF FIRST
QUARTER 2025

GROSS PROFIT INCREASED BY 28.8% AND OPERATING PROFIT INCREASED BY 71.7%
OVER COMPARABLE PERIOD IN 2024

YAVNE, Israel – May 18, 2025 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the first quarter ended March 31, 2025.

First Quarter Fiscal Year 2025

•	Sales increased by 6.5% to NIS 144.8 million (US$ 38.9 million) from NIS 136.0 million (US$ 36.6 million) in the first quarter of 2024.
•	Gross profit increased by 28.8% year-over-year to NIS 44.6 million (US$ 12.0 million).
•	Operating profit increased by 71.7% year-over-year to NIS 20.0 million (US$ 5.4 million).
•	Net profit increased by 5.1% year-over-year to NIS 19.5 million (US$ 5.2 million).
•	Basic earnings per share of NIS 1.41 (US$ 0.38).
•	Cash and cash equivalents balance of NIS 234.0 million (US$ 62.9 million) as of March 31, 2025.

Management Comment

Zwi Williger, Chairman, and Joseph Williger, CEO, commented:

“We are pleased to present our financial results for the first fiscal quarter of 2025. During the quarter, the company maintained its growth trajectory, both in sales and profitability.

We continue to expand our product portfolio while simultaneously working to strengthen the shelf presence of our traditional core products. We believe these efforts will drive future sales growth.

In parallel, the company is working to improve the commercial terms with both its suppliers and customers to further enhance profitability.

We are also investing in the development of our new logistics center, which is expected to be completed by the end of the year. We believe this facility will become a key growth engine for the company, enabling continued business expansion — particularly into new categories where we are not yet active, especially chilled and frozen products.

We remain optimistic about our path forward and are confident in our ability to sustain improvements and growth throughout 2025 and beyond.”

First Quarter Fiscal 2025 Summary

Sales for the first quarter of 2025 increased by 6.5% to NIS 144.8 million (US$ 38.9 million) from NIS 136.0 million (US$ 36.6 million) recorded in the first quarter of 2024. The increase in sales was attributed to higher inventory levels and improved product availability for customers.

Gross profit for the first quarter of 2025 increased by 28.8% to NIS 44.6 million (US$ 12.0 million), or 30.8% of revenues, from NIS 34.7 million (US$ 9.3 million), or 25.5% of revenues, recorded in the first quarter of 2024. The increases in gross profit and gross margins were driven by the Company’s efforts to improve the commercial terms with its customers and suppliers and its focus on selling a more profitable products portfolio.

Selling expenses increased by 3.9% to NIS 17.1 million (US$ 4.6 million), or 11.8% of revenues, compared to NIS 16.5 million (US$ 4.4 million), or 12.1% of revenues, recorded in the first quarter of 2024. The increase was mainly due to an increase in salary and distribution expenses.

General and administrative expenses for the first quarter of 2025 increased by 15.4% to NIS 7.6 million (US$ 2.0 million), or 5.2% of revenues, from NIS 6.6 million (US$ 1.8 million), or 4.8% of revenues, recorded in the first quarter of 2024. The increase was mainly due to the provision for compensation based on profit to senior management resulting from the increase in operating profit.

Operating profit for the first quarter of 2025 increased by 71.7% to NIS 20.0 million (US$ 5.4 million), or 13.8% of revenues, from NIS 11.6 million (US$ 3.1 million), or 8.5% of revenues, recorded in the first quarter of 2024. The increase in operating profit was primarily due to the increase in gross profit.

Financial income, net decreased to NIS 5.2 million (US$ 1.4 million) recorded in the first quarter of 2025 compared to NIS 11.5 million (US$ 3.1 million) in the first quarter of 2024. Financial income, net for the first quarter of 2025 comprised mainly of income from revaluation of the Company’s portfolio of securities to a fair value in an amount of NIS 2.3 million (US$ 0.6 million) and interest and dividend income from the Company’s portfolio of securities in an amount of NIS 2.8 million (US$ 0.8 million).

Income before taxes in the first quarter of 2025 was NIS 25.1 million (US$ 6.8 million) compared to NIS 23.1 million (US$ 6.2 million) in the first quarter of 2024.

Net profit in the first quarter of 2025 was NIS 19.5 million (US$ 5.2 million), or NIS 141.0 (US$ 0.38) per share, compared to NIS 18.6 million (US$ 5.0 million), or NIS 1.34 (US$ 0.4) per share, recorded in the first quarter of 2024.

Willi-Food ended the first quarter of 2025 with NIS 234.0 million (US$ 62.9 million) in cash and securities. Net cash from operating activities for the first quarter of 2025 was NIS 0.3 million (US$ 0.1 million).

Willi-Food’s shareholders’ equity at the end of March 2025 was NIS 603.0 million (US$ 162.2 million).

NOTE A: NIS to US$ exchange rate used for convenience only
The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on March 31, 2024, with U.S. $1.00 equal to NIS 3.718 The translation was made solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for the three-month period ended March 31, 2025 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 650 food products worldwide. As one of Israel’s leading food importers, Willi-Food markets and sells its food products to over 1,500 customers and 3,000 selling points in Israel and around the world, including large retail and private supermarket chains, wholesalers and institutional consumers. The Company’s operating divisions include Willi-Food in Israel and Euro European Dairies, a wholly owned subsidiary that designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected sales, operating results, and earnings. Forward-looking statements include statements regarding the commercial terms with customers and suppliers and timing of construction of the Company’s new logistics center and its expected benefits. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: the inability to improve commercial terms with customers and suppliers: delays in the construction of the Company’s new logistics center and the risk that its expected benefits will not be materialized, inability to sustain improvements and growth in the future; monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in political, economic and military conditions in Israel, particularly the recent war in Israel. Economic conditions in the Company's core markets, delays and price increases due to the attacks on global shipping routes in the Red Sea, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims, risks associated with product liability claims and risks associated with the start of credit extension activity. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on March 21, 2024. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,		December 31	March 31,		December 31
	2 0 2 5	2 0 2 4	2024	2 0 2 5	2 0 2 4	2024
	NIS			US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	116,870	134,850	122,938	31,434	36,270	33,066
Financial assets at fair value through profit or loss	117,120	109,571	123,189	31,501	29,470	33,133
Trade receivables, Net	172,919	154,565	171,331	46,509	41,572	46,081
Other receivables and prepaid expenses	7,287	13,552	7,384	1,960	3,645	1,986
Inventories, Net	123,152	74,882	98,234	33,123	20,140	26,421
Current tax assets	-	6,759	744	-	1,818	200
Total current assets	537,348	494,179	523,820	144,527	132,915	140,887

Non-current assets
Property, plant and equipment	179,515	128,936	168,217	48,283	34,679	45,244
Less -Accumulated depreciation	59,679	56,876	58,349	16,051	15,297	15,694
	119,836	72,060	109,868	32,232	19,382	29,550

Right of use asset	4,838	3,376	4,814	1,301	908	1,295
Financial assets at fair value through profit or loss	50,332	46,159	47,842	13,537	12,415	12,868
Goodwill	36	36	36	10	10	10
Total non-current assets	175,042	121,631	162,560	47,080	32,715	43,723
	712,390	615,810	686,380	191,607	165,630	184,610
EQUITY AND LIABILITIES

Current liabilities
Current maturities of lease liabilities	1,939	1,760	2,179	522	473	586
Trade payables	35,047	20,728	28,203	9,426	5,575	7,586
Employees Benefits	5,904	4,769	4,532	1,588	1,283	1,219
Other payables and accrued expenses	52,916	18,617	25,015	14,233	5,007	6,728
Total current liabilities	95,806	45,874	59,929	25,769	12,338	16,119

Non-current liabilities
Lease liabilities	2,730	1,588	2,521	734	427	678
Deferred taxes	9,706	6,287	9,888	2,611	1,691	2,659
Retirement benefit obligation	1,102	1,055	1,102	296	284	296
Total non-current liabilities	13,538	8,930	13,511	3,641	2,402	3,633

Shareholders' equity
Share capital	1,491	1,490	1,491	401	401	401
Additional paid in capital	173,614	172,789	173,062	46,697	46,474	46,547
Remeasurement of the net liability in respect of defined benefit	(256)	(154)	(256)	(69)	(41)	(69)
Capital fund	247	247	247	66	66	66
Retained earnings	428,578	387,262	439,024	115,271	104,159	118,082
Treasury shares	(628)	(628)	(628)	(169)	(169)	(169)
Equity attributable to owners of the Company	603,046	561,006	612,940	162,197	150,890	164,858
	712,390	615,810	686,380	191,607	165,630	184,610

(*) Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months		Three months
	ended		ended
	March 31,		March 31,
	2 0 2 5	2 0 2 4	2 0 2 5	2 0 2 4
	NIS		US dollars (*)
	In thousands (except per share and share data)

Sales	144,843	136,036	38,957	36,588
Cost of sales	100,215	101,385	26,954	27,269

Gross profit	44,628	34,651	12,003	9,319

Operating costs and expenses:
Selling expenses	17,111	16,475	4,602	4,431
General and administrative expenses	7,558	6,550	2,033	1,762
Operating profit	19,959	11,626	5,368	3,126

Financial income	5,491	12,303	1,477	3,309
Financial expense	(320)	(822)	(86)	(221)

Total financial income	5,171	11,481	1,391	3,088

Income before taxes on income	25,130	23,107	6,759	6,214
Taxes on income	(5,625)	(4,554)	(1,513)	(1,225)

Profit for the period	19,505	18,553	5,246	4,989

Earnings per share:
Basic earnings per share	1.41	1.34	0.38	0.36
Diluted earnings per share	1.39	1.34	0.37	0.36

Shares used in computation of basic EPS	13,877,447	13,867,017	13,877,447	13,867,017
Shares used in computation of diluted EPS	13,988,885	13,867,017	13,988,885	13,867,017
Actual number of shares	13,877,447	13,867,017	13,877,447	13,867,017

(*) Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Three months ended
	March 31,		March 31,
	2 0 2 5	2 0 2 4	2 0 2 5	2 0 2 4
	NIS		US dollars (*)
	In thousands (except per share and share data)
CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	19,505	18,553	5,246	4,989
Adjustments to reconcile net profit to net cash from continuing operating activities (Appendix A)	(19,194)	(14,781)	(5,163)	(3,976)
Net cash from continuing operating activities	311	3,772	83	1,013

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(529)	(2,393)	(142)	(644)
Acquisition of property plant and equipment under construction	(10,769)	(4,321)	(2,896)	(1,162)
Proceeds from sale of marketable securities, net	5,140	623	1,382	168
Net cash from continuing investing activities	(6,158)	(6,091)	(1,656)	(1,638)

CASH FLOWS - FINANCING ACTIVITIES
Lease liability payments	(580)	(719)	(156)	(193)
Net cash used in continuing financing activities	(580)	(719)	(156)	(193)

Decrease in cash and cash equivalents	(6,427)	(3,038)	(1,729)	(817)
Cash and cash equivalents at the beginning of the year	122,938	137,466	33,066	36,973
Exchange gains on cash and cash equivalents	359	422	97	114
Cash and cash equivalents at the end of the year	116,870	134,850	31,434	36,270

(*) Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

CASH FLOWS – OPERATING ACTIVITIES:

A.	Adjustments to reconcile net profit to net cash from continuing operating activities:

	Three months		Three months
	ended		ended
	March 31,		March 31,
	2 0 2 5	2 0 2 4	2 0 2 5	2 0 2 4
	NIS		US dollars (*)
	(in thousands)
Increase (decrease) in deferred income taxes	(182)	1,419	(49)	382
Unrealized loss (gain) on marketable securities	(1,561)	(8,047)	(419)	(2,164)
Depreciation and amortization	1,855	1,849	499	497
Stock based compensation reserve	552	200	148	54
Exchange gains on cash and cash equivalents	(359)	(422)	(97)	(114)

Changes in assets and liabilities:
Decrease in trade receivables and other receivables	1,469	7,682	395	2,066
Increase in inventories	(24,918)	(12,407)	(6,702)	(3,338)
Increase (decrease) in trade payables, other payables and other current liabilities	6,166	(2,537)	1,658	(682)
Cash generated from operations	(16,978)	(12,263)	(4,567)	(3,299)
Income tax paid	(2,216)	(2,518)	(596)	(677)
Net cash flows used in operating activities	(19,194)	(14,781)	(5,163)	(3,976)

(*) Convenience Translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:
G. Willi - Food International Ltd.
Yitschak Barabi, Chief Financial Officer
(+972) 8-932-1000
itsik.b@willi-food.co.il